FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

[Communication to Vulcan Materials Company Employees]

February 23, 2012

Dear Fellow Employee:

On February 16 we announced our earnings results for the fourth quarter of 2011.  We were pleased with the results as we delivered a strong quarter with improved performance in most of our business segments, particularly in aggregates.  Gross profit in aggregates increased by 37% compared to the prior year, despite significantly higher diesel costs that affected the entire industry. We also achieved higher productivity and improved our industry-leading safety, health and environmental performance.  These results reflect solid, steady performance across our businesses, thanks to your continued focus and dedication — even in the face of changing conditions in the economy, and at Vulcan.

As you know, on December 9, 2011 Vulcan’s Board of Directors approved a major restructuring of our business as part of our ongoing efforts to create a stronger, streamlined, and more nimble organization. While there may be additional announcements down the road that offer further changes and clarification of responsibilities and reporting relationships, I am pleased to say that we have substantially completed this phase of our restructuring, and we are moving forward with our streamlined organization.  We have made substantial progress consolidating our eight divisions into four regions, making it easier to execute initiatives faster.  Starting in late 2007, we launched a major new program investing in, developing, and implementing a Company-wide Enterprise Resource Planning (ERP) system to provide better, more consistent information across the organization.  The ERP system is now largely in place, giving us new opportunities to improve our business and cost structure.  We have centralized many of our support functions into shared services to reduce overhead costs, and our local leaders are working to continuously improve our field operations.

The newly formed Central, East, South, and West Regions, and the Engineering Department, have each posted bulletins on the Company’s intranet, “VNET”, describing their new organizational structures, management positions, and key changes.  Additionally, changes to the Human Resources, Finance, and Geologic Services groups were explained in the initial Company-wide memorandum and expanded upon in the regional bulletins.

In order to maintain this momentum and build upon our recent efforts to improve Vulcan’s financial strength, we are continuing to take additional steps to position our Company for growth.  Our goal is to focus all of our energy on helping our local operations and sales teams provide the best possible products and services to our customers, thereby helping our business grow.  In order to do that, we will always need to keep working to build a simpler, better company that eliminates bureaucracy, invests in high-value work, and shares best practice ideas.  With this in mind, we also announced last week a new initiative for improving our financial strength and better positioning the Company for growth. This initiative, which will be implemented over the next 18 months, has two-parts: a Profit Enhancement Plan and Planned Asset Sales.

The Profit Enhancement Plan includes additional actions to improve our profitability by further leveraging our already robust procurement practices and capturing significant efficiency gains in production, technology, transportation and logistics.  In addition, we will continue improving the efficiency of support functions by further consolidating, standardizing and simplifying workflows, fully leveraging our shared services structure, and retiring our legacy IT systems.

We also intend to sell certain assets that are not core to our strategy of being the leading aggregates producer in the fastest growing regions and urban markets of the United States. Assets under consideration include some ready-mixed concrete and cement operations, surplus real estate parcels, and some aggregates assets.  This planned assets sale program is consistent with our longstanding strategy and practice of continually assessing all parts of our business portfolio.  While decisions like these are never easy, they are a natural and essential part of running and sustaining a high performing, growing company, and will best position us to make the most of our strengths in Vulcan’s strategic markets.

We know that there will be additional questions about our Profit Enhancement Plan and our Planned Assets Sales, and we will do our best to answer questions you may have. We are fully committed to keeping you informed throughout the process.  For now, the most important thing you can do is to stay focused and demonstrate to our customers that they continue to be our #1 priority.

Additionally, I wanted to take a moment to briefly discuss Martin Marietta’s unsolicited exchange offer.  As you know, after an extensive and careful review, in December our Board of Directors unanimously rejected Martin Marietta’s hostile offer to acquire Vulcan.  There were a number of compelling reasons why the Board rejected the unsolicited offer, but the most important of them can be boiled down to one thing:  It is not in the best interests of Vulcan and our shareholders.  We have had numerous meetings with major shareholders since our Board rejected the offer, and we will continue that dialogue in the months ahead.  We believe the facts are clearly on our side.  In fact, we believe Martin Marietta’s hostile offer is an acknowledgement of the strength of our position and our potential for future growth.

Our view on the merits of the hostile offer has not changed since December.  Accordingly, we continue to recommend that shareholders not tender any shares to Martin Marietta.  We are also vigorously pursuing our rights in court to enforce contracts that we believe prevent Martin Marietta from pursuing this hostile offer.  While we cannot anticipate Martin Marietta’s next move, we can control what we do.  And that is to continue our focus on providing the best possible products and services to our customers, and to continue as the outstanding business leader in the communities where we operate throughout the United States.

In closing, I want to thank you for all you do.  You, the employees of Vulcan Materials Company, are the best in the industry.  You are the backbone of a Company that we are all immensely proud of, and your diligent, steadfast and ongoing hard work in the face of the worst recession in our history has helped our Company maintain its position of preeminence.  On behalf of the entire management team at Vulcan, I can tell you that the streamlining and restructuring work that has been done, while difficult, has positioned us for even greater success in the months and years ahead — from a strong and lasting foundation of past successes built over many years.  Your actions have made it possible, and the work you will do going forward will be more vital than ever to the bright future we have ahead of us.  We look forward to working together to make our goals reality, and to a future where Vulcan employees reap the rewards of well-earned success.

Yours truly,

Don James

FORWARD-LOOKING STATEMENT DISCLAIMERS

Certain matters discussed in this document, including expectations regarding future performance, contain forward-looking statements.  Statements that are not historical fact, including statements about Vulcan’s beliefs and expectations, are forward-looking statements.  Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings (including EBITDA and other measures), dividend policy, shipment volumes, pricing, levels of capital expenditures, intended cost reductions and cost savings, anticipated profit improvements and/or planned divestitures and asset sales. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may” or similar expressions elsewhere in this document.  These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC.  Forward-looking statements are not guarantees of future performance and actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan’s business, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks that Vulcan’s intentions, plans and results with respect to cost reductions, profit enhancements and asset sales, as well as streamlining and other strategic actions adopted by Vulcan, will not be able to be realized to the desired degree or within the desired time period and that the results thereof will differ from those anticipated or desired; uncertainties as to the timing and valuations that may be realized or attainable with respect to intended asset sales; future events relating to Martin Marietta’s unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan’s industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan’s products; incurred and potential costs associated with Martin Marietta’s unsolicited takeover attempt and proxy contest; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan’s below investment grade debt rating on Vulcan’s cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan’s ability to secure and permit aggregates reserves in strategically located areas; Vulcan’s ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.  Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law.

ADDITIONAL INFORMATION

This document does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval.  In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), Vulcan Materials Company (“Vulcan”) has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.  Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta’s unsolicited offer will also be available for free under the “Investor Relations” tab of Vulcan’s corporate website http://www.vulcanmaterials.com.

ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS

In addition, Vulcan intends to file a proxy statement with the SEC with respect to the 2012 Annual Meeting of Stockholders.  Any definitive proxy statement will be mailed to stockholders of Vulcan.

Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting.  INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ ANY SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.

Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Vulcan’s 2012 Annual Meeting.  Information regarding the direct and indirect beneficial ownership of Vulcan’s directors and executive officers in Vulcan’s securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011, and its Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended September 30, 2011, filed on May 6, 2011, August 4, 2011 and November 4, 2011, respectively.  Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9.  Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge under the “Investor Relations” tab of our corporate website at www.vulcanmaterials.com.